Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

The Board unanimously recommends a vote “FOR” each proposal. Proposal 1: To approve an amendment to the Declaration of Trust to eliminate Article XII Article XII prohibits the Fund from engaging in a “Roll-Up Transaction.” These provisions were originally adopted during the Fund’s public offering but will no longer apply once the Fund is listed as a closed-end fund. This proposal seeks to remove those provisions from the DOT to facilitate the Fund’s conversion to a closed-end fund through the reorganization. YOUR VOTE IS NEEDED! FS Specialty Lending Fund Plans to List on the NYSE The listing is subject to shareholder approval of each proposal, market conditions and final board approval and the targeted timing may be subject to change based on a number of factors. The Successor Fund has filed a joint proxy statement/prospectus and other proxy materials with the Securities and Exchange Commission (SEC) in connection with the matters described herein. Investors are urged to read the proxy materials and any other relevant documents because they contain important information about the proposals. Free copies of the proxy statement/prospectus and other proxy materials are available on the SEC’s web site at www.sec.gov or at www.fsproxy.com. We are asking shareholders to vote on three proposals at a special shareholder meeting. All three must pass for the Fund to reorganize as a closed-end fund and complete the listing as proposed. Shareholder approval of all three proposals is required for the planned listing. Proposal 2: To approve an amendment to the Declaration of Trust to clarify the shareholder voting standard in connection with a merger or reorganization of the Fund that has been approved by the Board of Trustees This proposal seeks to clarify the board and shareholder approval requirements for converting the Fund to a closed-end fund through the reorganization. Proposal 3: To approve the Agreement and Plan of Reorganization This proposal provides for the reorganization of the Fund through the merger of the Fund with and into a newly formed closed-end fund (Successor Fund). As part of the reorganization, all outstanding common shares of the Fund will be exchanged for newly issued shares of the closed-end fund. 1 2 3

To avoid the wasteful and unnecessary expense of further solicitation(s), we urge you to complete the enclosed proxy card, date and sign it and return it promptly in the postage-paid envelope provided, or record your voting instructions by telephone or via the internet, no matter how large or small your holdings may be. If you submit a properly executed proxy but do not mark how you wish your shares to be voted, your shares will be voted “FOR” each Proposal, as applicable. If your shares are held through a broker, you must provide voting instructions to your broker about how to vote your shares in order for your broker to vote your shares as you instruct at the Meeting. PLEASE VOTE NOW. YOUR VOTE IS IMPORTANT!